

April 14, 2020

David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

> **Re: Motorcar Parts of America, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2019**
> **Form 8-K filed November 12, 2019**
> **Response dated March 2, 2020**
> **File No. 001-33861**

Dear Mr. Lee:

We have reviewed your March 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2020 letter.

Form 8-K filed November 12, 2019

Exhibit 99.1, page 1

1. We note your response to prior comment 4 and the information provided to us in our call held on March 13, 2020. To help us fully understand why you believe certain of the non-GAAP adjustments made to arrive at your non-GAAP financial measures are important to an understanding of your results of operations and how they comply with Item 10(e) of Regulation S-K and Regulation G, please address the following:

    - Describe to us the nature of cores in your business and provide us with an example depicting the accounting for cores throughout their lifecycle.
    - Customer allowances related to new business – please explain to us how you account

for customer allowances when new business is acquired and why you believe that reversing these allowances recorded at acquisition is useful to your investors and reflective of your ongoing product pricing. Please provide us with an indication of the amount of new business you acquire in a given year. If you acquire new business regularly, tell us why you believe it is appropriate to exclude the allowances from your performance measures.

- Revaluation – cores on customers' shelves – Excluding the inventory revaluation required by GAAP appears to result in tailored accounting. In detail, please explain to us why you believe it is appropriate to exclude the inventory revaluation included in cost of sales.
- New product line start-up and ramp-up costs and transition expenses – please provide us with a list of the amounts included in this adjustment for each category. Tell us if all of these adjustments relate to the expansion of your operations into Mexico; how often you incur these types of costs; and why you do not consider these to be normal, recurring cash operating expenses. We understand that some of the transition costs incurred relate to lease expense, employee training and redundant costs. Please tell us in more detail about the nature of each of these items.

You may contact Melissa Gilmore at (202) 551-3777 or Martin James, Senior Advisor, at (202) 551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing